Exhibit 4.1

ASHLAND INC.

INDUCEMENT RESTRICTED STOCK AWARD AGREEMENT

Name of Grantee:	Mary Meixelsperger

Total Number of Shares of Restricted Stock:	4,500

Vesting Schedule:	Subject to the terms and conditions of this Agreement and subject to the Grantee’s continuous employment with Ashland or its Subsidiaries through the applicable vesting date, 25% of the Award shall vest on the second anniversary of the Grant Date and the remainder shall vest on the third anniversary of the Grant Date

Grant Date:	June , 2016

As an inducement material to the decision by the grantee listed above (the “Grantee”) to accept employment with Ashland Inc., a Kentucky corporation (“Ashland”), as the Chief Financial Officer for Valvoline, and pursuant to that certain letter agreement entered into by and between the Grantee and Ashland, dated as of May 31, 2016, Ashland hereby awards to the Grantee 4,500 shares of Ashland Common Stock, par value $0.01 per share, subject to certain restrictions specified herein (the “Restricted Stock”). This award of Restricted Stock (the “Award”) is subject to all of the terms and conditions set forth in this Inducement Restricted Stock Award Agreement (this “Agreement”).

TERMS AND CONDITIONS OF AWARD

ARTICLE I.

GENERAL

1.1. Non-Plan Grant; Incorporation of Certain Terms of Plan. The Award is made and granted as a stand-alone award, separate and apart from, and outside of, the Amended and Restated 2015 Ashland Inc. Incentive Plan (the “Plan”), and shall not constitute an award granted under or pursuant to the Plan. However, except as otherwise expressly stated herein, the Award is governed by terms and conditions identical to those of the Plan (including Section 14 (Adjustments Upon Changes in Capitalization) and Section 16(h) (Forfeiture Provision)), which are incorporated herein by reference. In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions of the Plan, the terms and conditions of this Agreement shall govern. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Plan.

1.2. Employment Inducement Grant. The Award is intended to constitute an “employment inducement award” under Rule 303A.08 of the New York Stock Exchange Listed

Company Manual, and consequently is intended to be exempt from the New York Stock Exchange rules regarding shareholder approval of equity compensation plans. This Agreement and the terms and conditions of the Award shall be interpreted in accordance and consistent with such exemption.

ARTICLE II.

TERMS AND CONDITIONS OF RESTRICTED STOCK

2.1. Grant of Restricted Stock. Upon the terms and conditions set forth in this Agreement, effective as of the Grant Date set forth above, Ashland hereby grants to the Grantee the Award in consideration of the Grantee’s future services and for other good and valuable consideration. The shares of Restricted Stock shall be fully paid and nonassessable. In consideration of this Award, the Grantee agrees to render faithful and efficient services to Ashland and its Subsidiaries. The Award shall be evidenced by entry on the books of Ashland’s transfer agent. If any certificate is issued, the Grantee shall be required to execute and deliver to Ashland a stock power provided by Ashland relating to the shares of Restricted Stock, as a condition to the receipt of the Award. Only whole shares of Common Stock shall be issued pursuant to this Agreement, and any fractional shares shall be canceled for no consideration. Each entry in respect of shares of Restricted Stock shall be designated in the name of the Grantee and shall bear the following legend:

“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeitures) contained in the Inducement Restricted Stock Award Agreement entered into between the registered owner and Ashland Inc.”

2.2. Vesting of Restricted Stock. The shares of Restricted Stock shall vest and become nonforfeitable, if at all, in accordance with the vesting schedule set forth above and the terms and conditions of this Agreement. The shares of Restricted Stock may not be sold, assigned, transferred, pledged, or otherwise encumbered (except to the extent such shares shall have vested) until the applicable vesting dates. The Award (and any shares of Common Stock that become vested hereunder) shall be subject to the requirements of Ashland’s stock ownership guidelines. Notwithstanding the foregoing, the P&C Committee may, in its sole discretion, provide for accelerated vesting of the Award at any time and for any reason.

2.3. Forfeiture of Restricted Stock. If the Grantee’s employment with Ashland and its Subsidiaries terminates for any reason prior to a vesting date, all shares of Restricted Stock that have not become vested on or prior to the date of such termination of employment shall be forfeited automatically and canceled for no consideration without further action by Ashland or the Grantee. Notwithstanding the foregoing, if the Transaction (as defined below) is not consummated within 18 months following the commencement of the Grantee’s employment with Ashland or its Subsidiaries (the “Start Date”) and the Grantee, at her election, chooses to terminate her employment within 60 days following such 18-month anniversary of the Start Date, then the Grantee shall be paid an amount in cash equal to the product of (1) the Fair

Market Value of Common Stock as of the Grant Date and (2) the number of shares of Restricted Stock that are forfeited on the date of such termination of employment (excluding any additional shares of Restricted Stock credited to the Grantee pursuant to Section 2.4 of this Agreement), less applicable withholdings. Any cash payment pursuant to the immediately preceding sentence shall be made within 30 days after the date of termination of the Grantee’s employment, without interest.

2.4. Dividends on Restricted Stock. While the shares of Restricted Stock granted under this Award remain unvested, on each date that cash dividends are paid to holders of Common Stock, Ashland shall credit the Grantee with a whole number of additional shares of Restricted Stock on the unvested portion of the Award, determined as the quotient of (1) the product of (A) the number of unvested shares of Restricted Stock held by the Grantee as of the date of record for such dividend multiplied by (B) the per share cash dividend amount, divided by (2) the Fair Market Value of Common Stock on the dividend payment date (with all fractional shares, if any, resulting from such calculation being cancelled as of such date for no consideration). Such additional shares of Restricted Stock shall be subject to the same vesting conditions and restrictions as the underlying Restricted Stock.

2.5. Rights as Shareholder. Except as otherwise provided in this Agreement, the Grantee shall have all rights of a shareholder with respect to the shares of Restricted Stock.

2.6. Change in Control. Notwithstanding any provision of Section 12(A) of the Plan to the contrary, the Award shall be treated as follows in the event of a Change in Control prior to an applicable vesting date and while the Grantee remains employed by Ashland or its Subsidiaries:

2.6.1. If the Award is assumed, continued, converted or replaced by the surviving or resulting entity in connection with the Change in Control, then the Award shall continue to vest subject to the Grantee’s continued employment with Ashland or its Subsidiaries through the applicable vesting date; provided that any outstanding unvested shares of Restricted Stock shall immediately vest upon the termination of the Grantee’s employment by Ashland without “Cause” (as defined below), and not as a result of the Grantee’s Disability or death, during the one-year period commencing on the date of the Change in Control. For purposes of this Agreement, “Cause” shall mean (i) the willful and continued failure of the Grantee to substantially perform her duties with Ashland or its Subsidiaries (other than such failure resulting from the Grantee’s incapacity due to physical or mental illness), (ii) willful engaging by the Grantee in gross misconduct materially injurious to Ashland or its Subsidiaries, or (iii) the Grantee’s conviction of or the entering of a plea of nolo contendre (or similar plea under the law of a jurisdiction outside the United States) to the commission of a felony (or a similar crime or offense under the law of a jurisdiction outside the United States).

2.6.2. If the Award is not assumed, continued, converted or replaced by the surviving or resulting entity in connection with the Change in Control, then any outstanding unvested shares of Restricted Stock subject to the Award shall immediately vest upon the date of the Change in Control.

For purposes of this Agreement, the Award shall not be considered to be assumed, continued, converted or replaced by the surviving or resulting entity in connection with the Change in Control unless (i) the Award is adjusted to prevent dilution of the Grantee’s rights hereunder as a result of the Change in Control, and (ii) immediately after the Change in Control, the Award relates to shares of stock in the surviving or resulting entity which are publicly traded and listed on a national securities exchange, in each case as determined by the P&C Committee in its sole discretion prior to such Change in Control.

For the avoidance of doubt, the transaction, or series of transactions, initially approved by the Ashland Board of Directors on September 16, 2015, intended to separate the Valvoline business from Ashland’s specialty chemical businesses and create two independent, publicly traded companies (the “Transaction”), shall not constitute a “Change in Control” for purposes of this Award. It is anticipated that the Award will be converted into shares of Restricted Stock of Valvoline in connection with the Transaction, in accordance with Section 14 of the Plan (Adjustments Upon Changes in Capitalization), in which case, all references to Ashland in this Agreement shall become references to Valvoline, unless the context clearly requires otherwise.

ARTICLE III.

GRANTEE COVENANTS

3.1. Grantee Covenants. In consideration of this Award, the Grantee agrees that, without the written consent of Ashland, the Grantee shall not (i) engage directly or indirectly in any manner or capacity as principal, agent, partner, officer, director, employee or otherwise in any business or activity competitive with the business conducted by Ashland or any of its Subsidiaries; or (ii) perform any act or engage in any activity that is detrimental to the best interests of Ashland or any of its Subsidiaries, including, without limitation, (aa) solicit or encourage any existing or former employee, director, contractor, consultant, customer or supplier of Ashland or any of its Subsidiaries to terminate his, her or its relationship with Ashland or any of its Subsidiaries for any reason, or (bb) disclose proprietary or confidential information of Ashland or any of its Subsidiaries to third parties or use any such proprietary or confidential information for the benefit of anyone other than Ashland and its Subsidiaries (the “Grantee Covenants”); provided, however, that section (ii) above shall not be breached in the event that (x) the Grantee discloses proprietary or confidential information to the Securities and Exchange Commission to the extent necessary to report suspected or actual violations of U.S. securities laws, or (y) the Grantee’s disclosure of proprietary or confidential information is protected under the whistleblower provisions of any applicable law or regulation. The Grantee understands that if she makes a disclosure of proprietary or confidential information that is covered by sub-clauses (x) and (y) above, she is not required to inform Ashland, in advance or otherwise, that such disclosure has been made.

Notwithstanding any other provision this Agreement to the contrary, but subject to any applicable laws to the contrary, the Grantee agrees that in the event the Grantee fails to comply or otherwise breaches any of the Grantee Covenants either during the Grantee’s employment or within twenty-four (24) months following the Grantee’s termination of employment with Ashland or its Subsidiaries for any reason: (i) Ashland may eliminate or reduce the amount of any compensation, benefit, or payment otherwise payable by Ashland or any of its Subsidiaries (either directly or under any employee benefit or compensation plan, agreement, or arrangement), except to the extent such compensation, benefit or payment constitutes deferred compensation under Section 409A of the Code and such elimination or reduction would trigger a tax or penalty under Section 409A of the Code, to or on behalf of the Grantee in an amount up to the total amount of the closing stock price of Common Stock on the applicable vesting date multiplied by the number of shares of Common Stock delivered to the Grantee under this Agreement (or, in the event the Grantee received a cash payment in connection with her termination of employment pursuant to Section 2.3 of this Agreement, an amount up to the amount of such cash payment); and/or (ii) Ashland may require the Grantee to pay Ashland an amount up to the closing stock price of Common Stock on the applicable vesting date multiplied by the number of shares of Common Stock delivered to the Grantee under this Agreement (or, in the event the Grantee received a cash payment in connection with her termination of employment pursuant to Section 2.3 of this Agreement, an amount up to the amount of such cash payment), in each case together with the amount of Ashland’s court costs, attorney fees, and other costs and expenses incurred in connection therewith.

ARTICLE IV.

MISCELLANEOUS

4.1. Miscellaneous. As the shares of Restricted Stock vest, the Grantee shall owe applicable federal income and employment taxes and state and local income and employment taxes. The amount of taxes due in each instance is based on the fair market value of the Common Stock delivered on the applicable vesting date.

Nothing contained in this Agreement shall confer upon the Grantee any right to continue in the employment of, or remain in the service of, Ashland or its Subsidiaries.

The Grantee consents and agrees to electronic delivery of any documents that Ashland may elect to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports, and all other forms of communications) in connection with this Award. The Grantee understands that, unless earlier revoked by the Grantee by giving written notice to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41011 Attention: Shea Blackburn, this consent shall be effective for the duration of the Award. The Grantee also understands that the Grantee shall have the right at any time to request that Ashland deliver written copies of any and all materials referred to above at no charge.

Copies of the Plan and related Prospectus are available for the Grantee’s review on Fidelity’s website.

This grant of Restricted Stock is subject to the Grantee’s on-line acceptance of the terms and conditions of this Agreement through the Fidelity website. By accepting the terms and conditions of this Agreement, the Grantee acknowledges receipt of a copy of the Plan, Prospectus, and Ashland’s most recent Annual Report and Proxy Statement (the “Prospectus Information”). The Grantee represents that she is familiar with the terms and provisions of the Prospectus Information and hereby accepts this Award on the terms and conditions set forth herein, and acknowledges that she had the opportunity to obtain independent legal advice at her expense prior to accepting this Award.

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IN WITNESS WHEREOF, ASHLAND has caused this instrument to be executed and delivered effective as of the day and year first above written.

ASHLAND INC.

By:
Name:
Title:

GRANTEE

Name: Mary Meixelsperger